SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CELULAR SUL PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.115/0001-21
NIRE 4130001760-3

CALL NOTICE – SPECIAL SHAREHOLDERS’MEETING

The shareholders of TELE CELULAR SUL PARTICIPAÇÕES S.A. (the “Company”) are hereby called, pursuant to art. 124 of Law 6404/76, to attend the Company’s Special Shareholders’ Meeting to be held on August 19, 2004, at 2:00 p.m., at the headquarters of the Company, at Rua Comendador Araújo 299, Curitiba, Paraná, to deliberate on the following Agenda: (i) to examine, discuss and approve the Agreement of Merger of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. (“Merged Entity”) into the Company; (ii) to approve and confirm the appointment of the specialized entities that shall prepare the appraisal reports on the net worth of the Merged Entity; (iii) to approve the appraisal reports of the Merged Entity and of the Company, prepared for purposes of the merger; (iv) to declare effective the merger of the Merged Entity into the Company, on the terms of the Agreement of Merger; (v) to deliberate on the change of denomination of the Company and consequently on the amendment of art. 1 of the By-Laws of the Company; (vi) to approve a capital increase in the Company in the amount of R$ 428,237,919.90 (four hundred and twenty eight million, two hundred and thirty seven thousand, nine hundred and nineteen reais and ninety cents), generated by virtue of the merger, and consequently to approve the amendment of art. 5 of the Company’s By-Laws; (vii) to approve an increase on the authorized capital threshold and consequently the amendment of art. 6 of the Company’s By-Laws; and (viii) to authorize the officers to perform any actions necessary to the perfection of the merger at hand. The documents relating to the issues to be discussed in the Shareholders’ Meeting are at the disposal of the shareholders at the headquarters of the Company. The shareholders who wish to be represented at the Special Shareholders’ Meeting shall deposit the pertinent documents of representation at the headquarters of the Company, including power of attorney and/or corporate documents relating to appointment of proxy or attorney-in-fact, and identification card of the representative, at least two business days prior to the Meeting. Within the same time frame, the holders of book-entry or custody shares shall deposit copies of their identity card and of the book-entry share extract issued at least 5 (five) business days prior to the date of the Special Shareholders’ Meeting, as established by the sole paragraph of Art. 15 of the Company’s By-Laws.

Curitiba, July 19, 2004

Mario Cesar Pereira de Araujo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 20, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer